

Mailstop 3233

April 1, 2016

Via E-mail
Linda Zwobota
Chief Financial Officer and Treasurer
Lightbridge Corporation
11710 Plaza America Drive, Suite 2000
Reston, VA 20190

> **Re:** **Lightbridge Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2016**
> **File No. 001-34487**

Dear Ms. Zwobota:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal 3 — Approval, pursuant to Nasdaq Listing Rule 5635(d), of the issuance of additional shares of our common stock to Aspire Capital under the common stock purchase agreement between the Company and Aspire Capital dated September 4, 2015

1.   We note that you are seeking approval of the issuance of up to $10.0 million in shares of your common stock to Aspire Capital. We further note your disclosure stating ". . . the purchase agreement limits Aspire Capital to beneficially owning no more than 19.99% of our issued and outstanding common stock at any time (and we are not seeking stockholder approval to lift such beneficial ownership limitation)." Finally, we note that Nasdaq Listing Rule 5635(d) requires stockholder approval for certain issuances of 20% or more of a listed company's outstanding shares. Please revise your disclosure to disclose the maximum number of shares that may be issued pursuant to this authorization. Please further revise to clarify whether you are asking stockholders to approve the potential issuance of 20% or more of your outstanding shares prior to such issuance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief
Office of Real Estate and
Commodities

cc: David Crandall
       Hogan Lovells US LLP